

Mail Stop 4546

October 13, 2016

Michael S. Weiss
Executive Chairman and Chief Executive Officer
Mustang Bio, Inc.
2 Gansevoort Street, 9th Floor
New York, NY 10014

>   **Re: Mustang Bio, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10-12G**
>   **Filed October 7, 2016**
>   **File No. 000-55668**

Dear Mr. Weiss:

We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 23, 2016 letter.

<u>Item 5. Directors and Executive Officers, page 42</u>

1.   We note your response to our prior comment four and reissue in part. Please state whether each corporation or organization listed in the biographies of your directors and executive officers is a parent, subsidiary or other affiliate of the registrant. Refer to Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Irene Paik at (202) 551-6553 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Mark F. McElreath
        Alston & Bird LLP